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UNITED STATES
[redacted] SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08030258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10866 Wilshire Blvd., Suite 1650
(No. and Street)

Los Angeles | California | 90024
(City) | (State) | (Zip Code)

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Raitano (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 | Northridge | California |
(Address) | (City) | (State) | (Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 28 2008
Office of Compliance Inspection and Examinations

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Raitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 1ST day of FEB, 2008

Notary Public

Signature

CFO

Title

ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

E. J. De La Rosa & Co., Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
E. J. De La Rosa & Co., Inc.:

We have audited the accompanying statements of financial condition of E. J. De La Rosa & Co., Inc. (the Comapany) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. De La Rosa & Co., Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2008

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

E. J. De La Rosa & Co., Inc.
Statements of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 5,134,984
Accounts receivable	513,729
Marketable securities, at market value	14,847
Municipal bonds owned, at market value	27,957,753
Receivables from related parties	294,460
Property, equipment and leasehold improvements, net	979,011
Prepaid expenses	281,415
Secured demand notes	3,906,957
Total assets	$ 39,083,156

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 1,008,821
Payable to clearing organization	26,905,773
Accrued wages	1,943,877
Profit sharing contribution payable	840,110
Payroll taxes payable	39,658
Income taxes payable	4,711
Subordinated liabilities	5,205,658
Long-term note payable	17,778
Total liabilities	35,966,386
Stockholders' equity	
Common stock, no par value; authorized 150,000 shares; 49,069 issued and outstanding	550,004
Contributed capital	50,000
Retained earnings	2,516,766
Total stockholders' equity	3,116,770
Total liabilities and stockholders' equity	$ 39,083,156

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues		
Underwriting income		$ 16,135,632
Remarketing		2,055,959
Interest and dividends		1,198,623
Net dealer inventory and investment gains (losses)		5,610
Other income		89,836
Total revenues		19,485,660
Expenses		
Employee compensation and benefits		9,996,255
Underwriting fees		1,438,747
Communications		98,897
Occupancy and equipment rental		409,080
Interest	1,915,198	
Other operating expenses		3,243,263
Total expenses		17,101,440
Net income (loss) before income tax provision		2,384,220
Income tax provision		37,279
Net income (loss)		$ 2,346,941

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 320,560	$ 50,000	$ 1,483,355	$ 1,853,915
Issuance of stock	229,444	–	–	229,444
Distributions	–	–	(1,313,530)	(1,313,530)
Net income (loss)	–	–	2,346,941	2,346,941
Balance at December 31, 2007	$ 550,004	$ 50,000	$ 2,516,766	$ 3,116,770

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

	Subordinated Debt
Balance at December 31, 2006	$ 4,054,372
Additions	2,679,472
(Reductions)	(1,528,186)
Balance at December 31, 2007	$ 5,205,658

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 2,346,941
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 143,018	
Valuation of marketable securities to market	(5,610)	
(Increase) decrease in:		
Accounts receivable	61,385	
Municipal bonds, owned at market value	17,957,321	
Prepaid expenses	(34,437)	
Prepaid income taxes	3,306	
(Decrease) increase in:		
Accounts payable	(456,487)	
Payable to clearing organization	(15,726,497)	
Accrued wages	(544,276)	
Profit sharing plan payable	189,053	
Payroll taxes payable	1,354	
Income taxes payable	4,711	
Total adjustments		1,592,841
Net cash and cash equivalents provided by (used in) operating activities		3,939,782
Cash flows from investing activities:		
Purchase of property, equipment, and leasehold improvements	(37,305)	
Proceeds from refund of leasehold improvements	98,886	
Net cash and cash equivalents provided by (used in) investing activities		61,581
Cash flows from financing activities:		
Loans made to related parties	(129,550)	
Proceeds from the issuance of subordinated demand note	298,701	
Payment of long term note payable	(8,134)	
Distributions	(1,313,530)	
Proceeds from issuance of capital stock	229,444	
Net cash and cash equivalents provided by (used in) financing activities		(923,069)
Net increase (decrease) in cash and cash equivalents		3,078,294
Cash and cash equivalents at beginning of year		2,056,690
Cash and cash equivalents at end of year		$ 5,134,984

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Interest	$1,787,364	
Income taxes		$ 30,000

Supplemental disclosure of non-cash financing activities:

During the year ended December 31, 2007, the Company extended, issued and retired several subordinated liabilities for a net of $1,151,286. These subordinated liabilities are collateralized by secured demand notes. (See Note 7).

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E. J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis. Municipal bonds owned are valued at market value. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Remarketing income is recorded when earned.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Marketing costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $125,905 to other operating expenses for marketing costs.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. At December 31, 2007, the stocks are recorded at their fair market value of $14,847. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as net unrealized gains of $5,610.

Note 3: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing organization. At December 31, 2007, the Company had municipal bond positions of $27,957,753.

Note 4: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 3), the Company acquired its municipal bond positions using credit extended from the clearing organization. At December 31, 2007, the credit balance payable to clearing organization was $26,905,773. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for purpose of SEC Rule 15c3-1(c)(1).

Note 5: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are stated at cost and summarized by major classifications as follows:

Property, equipment and leasehold improvements excluding assets under capital lease

		Depreciable Life Years
Automobiles	$ 44,717	5
Computer software	174,779	3
Furniture & fixture	291,296	7
Office equipment	423,003	7
Leasehold improvements	661,185	39
	1,594,980	
Less accumulated depreciation	(635,309)	
Property, equipment & leasehold improvements excluding assets under capital lease, net	959,671	

Property, equipment and leasehold improvements including assets under capital lease

Automobile	38,680	5
Less accumulated depreciation	(19,340)	
Property, equipment & leasehold improvements including assets under capital lease, net	19,340	
Property, equipment and leasehold improvements, net	$ 979,011	

Depreciation expense for the year ended December 31, 2007, was $143,018.

Note 6: SECURED DEMAND NOTES

The secured demand notes of $3,906,957 and $1,298,701 of cash deposit at December 31, 2007, are collateral for the subordinated liabilities (see Note 7). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2007, are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due June 1, 2008	$ 680,000
Interest at 10% due December 30, 2008	680,000
Interest at 10% due June 30, 2011	313,415
Interest at 10% due June 1, 2010	307,000
Interest at 10% due June 30, 2011	226,000
Interest at 10% due December 30, 2008	226,000
Interest at 10% due June 1, 2008	215,350
Interest at 10% due December 30, 2008	213,350
Interest at 10% due June 30, 2011	150,000
Interest at 10% due June 30, 2011	110,000
Interest at 10% due June 1, 2009	107,000
Interest at 10% due June 30, 2011	97,769
Interest at 10% due December 30, 2008	93,115
Interest at 10% due June 1, 2008	74,146
Interest at 10% due June 1, 2008	74,146
Interest at 10% due December 30, 2008	62,258
Interest at 10% due June 1, 2010	62,258
Interest at 10% due June 1, 2008	50,000
Interest at 10% due June 1, 2009	50,000
Interest at 10% due December 30, 2008	50,000
Interest at 10% due December 30, 2008	32,575
Interest at 10% due June 30, 2011	32,575
	3,906,957

Note 7: SUBORDINATED LIABILITIES (Continued)

Liabilities subordinated to cash collateral agreement:	
Interest at 12% due June 30, 2009	331,200
Interest at 12% due June 30, 2009	244,800
Interest at 12% due June 30, 2009	212,000
Interest at 12% due June 30, 2009	212,000
Interest at 12% due June 30, 2010	142,857
Interest at 12% due June 30, 2010	77,922
Interest at 12% due June 30, 2010	77,922
	1,298,701
Liabilities subordinated to cash and secured demand note collateral agreement:	$ 5,205,658

On June 1, 2007, a subordinated note matured for $107,000 and was retired. On December 30, 2007, four subordinated notes matured for $226,000, $93,115, $50,000, and $32,575 which were retired.

On June 1, 2007, four subordinated notes matured for $680,000, $215,350, $74,146 and $50,000. With FINRA approval, all of these subordinated notes were extended for an additional year.

The Company issued two new subordinated notes for $62,258 each, which mature on December 30, 2008 and June 1, 2010, respectively. The Company issued new subordinated notes for $313,415, $226,000, $150,000, $110,000, $97,769, and $32,575, which all mature on June 30, 2011. The Company also issued a new subordinated note for $307,000 which matures on June 1, 2010.

Interest expense for the year ended December 31, 2007, was $472,664 from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

The secured demand notes at December 31, 2007, of $3,906,957 are collateralized by cash and municipal bonds valued, net of haircuts, at $5,307,202. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
At December 31, 2007		
Cash and marketable securities	$ 5,764,130	$5,307,202

Note 8: SETTLEMENT OF DISPUTED CLAIM

In June of 2006, the Company became involved in an arbitration proceeding in which a claim was asserted by another broker-dealer for alleged damages in connection with the Company's employment of a broker formerly employed by the claimant. The complaint alleged that the Company induced the former employee to breach certain aspects of his agreements with his former employer for which they sought compensatory and punitive damages. The Company filed a counter-claim asking that the claim be dismissed with prejudice and that injunctive relief be provided.

In March of 2007, the parties agreed to settle their dispute voluntarily to avoid the additional time and expense associated with an arbitration proceeding. Under the settlement agreement, the Company agreed to pay the claimant $150,000 and lend their employee $375,000 to pay his share of the settlement to the claimant. As consideration for the settlement, both parties agreed to dismiss their respective claims with prejudice and to release each other from further liability. Of the total $375,000 loaned to the employee, $256,910 was later treated as compensation owed to the employee. See Note 9. The $150,000 paid by the company is included in underwriting fees.

Note 9: RECEIVABLES FROM RELATED PARTIES

The receivables from related parties include $165,224 of expenses paid on behalf of entities that share common ownership with the Company. This receivable is unsecured, non–interest bearing and due on demand.

At December 31, 2007, receivables from related parties include the $129,236 remaining balance of a $375,000 loan made to one of the Company's shareholders. As discussed in Note 8, $256,910 of the original balance was treated as compensation owed to the employee and, accordingly included as an expense on the income statement. Interest is calculated on the remaining balance at 5% per annum. During the year ended December 31, 2007, $11,146 in interest on the note was accrued and included in interest income.

Note 10: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no federal income tax provision is provided. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2007, the state income tax provision totaled $37,279.

Note 11: LONG-TERM NOTE PAYABLE

Long-term note payable consists of an automobile loan payable. The payable is collateralized by an automobile with a net book value of $19,340. (See Note 5).

Total interest expense on this loan was $5,522 for the year ended December 31, 2007.

Future minimum principal payments on this loan are as follows:

Year ending December 31,	Amount
2008	$ 10,376
2009	7,402
2010 & thereafter	-
	$ 17,778

Note 12: PROFIT SHARING, 401(k) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2004, to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the year ended December 31, 2007, were $467,664.

On May 1, 2002, the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the first 3 % of the allocated profit sharing contribution, to its officers, and the greater of $100 or, 3% of compensation less the first 3% of the allocated profit sharing contribution, to its employees. Total contributions for the year ended December 31, 2007, were $372,446.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles under a noncancellable lease which commenced in September 1, 2006 and expires on August 31, 2013. The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in November 4, 2006 and expires on January 31, 2014.

Note 13: COMMITMENTS AND CONTINGENCIES (Continued)

The future minimum lease expenses are:

December 31,	
2008	$ 389,046
2009	395,644
2010	409,766
2011	424,285
2012	439,215
2013 & thereafter	354,592
	$ 2,412,548

Total rent expense for the year ended December 31, 2007, was $409,079.

The Company entered into a sublease agreement on office space that it was leasing in San Francisco. The San Francisco sublease commenced on October 4, 2006, and will expire on February 29, 2008. The rental income from the subleases for the year ending December 31, 2007, was $54,836.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 14 : <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 14 : RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $4,666,473, which was $4,409,476, in excess of its required net capital of $256,997 and the Company's ratio of aggregate indebtedness ($3,854,955) to net capital was 0.83 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 16: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $13,797 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$4,680,270
Adjustments:		
Haircuts and undue concentration	$ (13,802)	
Rounding	5	
Total adjustments		(13,797)
Net capital per audited statements		$ 4,666,473

E. J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended December 31, 2007

Computation of net capital

Stockholders' equity		
Common stock	$ 550,004	
Contributed capital	50,000	
Retained earnings	2,516,766	
Total stockholders' equity		$ 3,116,770
Add: Additions to capital		
Subordinated liabilities	5,205,658	
Total allowable subordinated liabilities		5,205,658
Total stockholders' equity and allowable subordinated liabilities		8,322,428
Less: Non-allowable assets		
Accounts receivable	(448,234)	
Property, equipment and leasehold improvements, net	(979,011)	
Prepaid expenses	(281,415)	
Receivables from related parties	(294,460)	
Total non-allowable assets		(2,003,120)
Net capital before haircuts and undue concentration		6,319,308
Less: Haircuts and undue concentration		
Haircuts on securities	(1,256,140)	
Haircuts on money markets	(39,774)	
Undue concentration	(356,921)	
Total haircuts on securities and undue concentration		(1,652,835)
Net capital		4,666,473
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 256,997	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(256,997)
Excess net capital		$ 4,409,476
Ratio of aggregate indebtedness to net capital	0.83:1	

There was a $13,797 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2007. See Note 16.

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended December 31, 2007

A computation of reserve requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended December 31, 2007

Information relating to possession or control requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
E. J. De La Rosa & Co., Inc.:

In planning and performing our audit of the financial statements of E. J. De La Rosa & Co., Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2008

END